UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

São Paulo, June 6, 2023.

To

B3 S.A. – Brasil, Bolsa, Balcão

Mrs. Ana Lucia Pereira

Issuers Listing and Supervision Superintendence

c/c: Brazilian Securities and Exchange Commission (“CVM”)

Mr. Fernando Soares Vieira – Companies Relations Superintendent

Mr. Francisco José Bastos Santos – Market and Agents Relations Superintendent

Ref.: Official Letter No. 773/2023-SLS (“Official Letter”)

Dear Sirs,

We refer to the terms of the Official Letter in reference, which questioning, in view of the determination of the Official Letter, is transcribed below:

In view of the latest oscillations recorded with the securities issued by this company, the number of trades and the amount traded, as shown below, we ask to be informed, until 07/06/2023, if there is any fact of your knowledge that can justify them.

Ordinary Shares
Prices (R$ per share)
Data	Opening	Minimun	Maximum	Average	Last	Oscil. %	No.	Amount	Volume (R$)
24/05/2023	11,38	11,02	11,41	11,19	11,21	-3,11	36.338	30.388.700	340.182.359,00
25/05/2023	11,36	11,35	11,88	11,66	11,63	3,75	27.394	17.432.300	203.296.508,00
26/05/2023	11,75	11,12	11,75	11,37	11,40	-1,98	37.607	33.081.400	376.095.125,00
29/05/2023	11,34	11,34	11,69	11,54	11,52	1,05	18.396	13.598.300	156.916.316,00
30/05/2023	11,61	11,07	11,97	11,31	11,22	-2,60	33.053	21.329.600	241.225.323,00
31/05/2023	11,24	10,69	11,24	10,82	10,75	-4,19	28.723	32.506.900	351.630.010,00
01/06/2023	10,85	10,54	11,05	10,86	11,01	2,42	34.908	22.690.400	246.315.133,00
02/06/2023	11,18	11,18	11,64	11,41	11,50	4,45	40.137	40.420.800	461.191.750,00
05/06/2023	11,48	11,02	11,59	11,20	11,16	-2,96	26.433	24.462.400	273.878.528,00
06/06/2023*	11,26	11,20	12,73	12,12	12,61	12,99	53.370	48.727.100	591.034.058,00

 *Updated until 16h46pm.

In response, the Company, after inquiring its management and controlling shareholder, informs that it is not aware of any relevant fact or act that justifies the latest oscillations registered with the shares issued by the Company, the number of trades and the amount traded.

It should be noted that other companies in the retail sector also suffered significant oscillations in the price and/or the volume during the trading session of this date.

Finally, news was published in the media on this date about a possible sale of shares issued by the Company by its former controlling shareholder, and the Company also released a statement on today's date clarifying that it is not aware of the information contained in the news.

These being the clarifications it deemed appropriate for the moment, the Company subscribes.

Gabrielle Castelo Branco Helú

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 07, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.